                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G
                                (Rule 13d-102)


                   INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
              AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)*


                            INTEGRAL SYSTEMS, INC.
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)


                                  45810H 10 7
                                (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ]    Rule 13d-1(b)
                              [ ]    Rule 13d-1(c)
                              [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               Page 1 of 5 Pages
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CUSIP No.  45810H 10 7                                  Page 2 of 5 Pages


        1)  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven R. Chamberlain

        2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (a) [ ]
            (b) [ ]

        3)  SEC USE ONLY

        4)  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States of America

NUMBER OF             (5)  SOLE VOTING POWER
SHARES BENE-               433,718
FICIALLY              (6)  SHARED VOTING POWER
OWNED BY                   0
EACH REPORT-          (7)  SOLE DISPOSITIVE POWER
ING PERSON                 433,718
WITH                  (8)  SHARED DISPOSITIVE POWER
                            0

        9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            433,718

       10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

       11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                   7.3%

       12)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                     IN
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CUSIP No.  45810H 10 7                                       Page 3 of 5 Pages

Item 1(a).  Name of Issuer:

            Integral Systems, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            5000 Philadelphia Way, Suite A
            Lanham, Maryland 20706-4417

Item 2(a).  Name of Person Filing:

            Steven R. Chamberlain

Item 2(b).  Address of Principal Business Office, or, if None, Residence:

            5000 Philadelphia Way, Suite A
            Lanham, Maryland 20706-4417

Item 2(c).  Citizenship:

            United States of America

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $0.01 per share

Item 2(e).  CUSIP Number:

            45810H 10 7

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), check whether the person filing is a:

            Not applicable.

Item 4.     Ownership.

            (a) Amount beneficially owned:  433,718 shares

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CUSIP No.  45810H 10 7                                        Page 4 of 5 Pages

            (b)  Percent of class:  7.3%

            (c) Number of shares as to which such person has:

            (i)  Sole power to vote or to direct the vote:  433,718
            (ii) Shared power to vote or to direct the vote:  0
            (iii)Sole power to dispose or to direct the disposition of:  433,718
            (iv) Shared power to dispose or to direct the disposition of:  0

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certifications.

            Not applicable.
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CUSIP No.  45810H 10 7                                        Page 5 of 5 Pages


                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                February 15, 1999
                                                (Date)


                                                /s/ Steven R. Chamberlain
                                                (Signature)


                                                Steven R. Chamberlain
                                                Chief Executive Officer
                                                (Name/Title)